Exhibit 99.3
News release...
Date: 1 February 2007
Ref: PR511 FY2006
Record growth in earnings, investment and dividend
•	Underlying earnings of $7,338 million were 48 per cent above 2005.

•	Net earnings were $7,438 million, 43 per cent above 2005.

•	Cashflow from operations rose 36 per cent to $11,196 million.

•	The full year ordinary dividend increased 30 per cent to 104 US cents.

•	Record production volumes in several product groups, including iron ore, alumina, US coal and molybdenum.

•	Capital expenditure was $3.9 billion, reflecting continuing investment in growth based on a quality portfolio of assets.

•	Capital projects continued to progress well, with the major expansion of the Group’s iron ore business on schedule and on budget.

•	Approval for the expansion of annual capacity at the Cape Lambert port in the Pilbara region of Western Australia from 55 million tonnes to 80 million tonnes at a capital cost of $860 million is announced today.

•	The return of $4 billion cash to shareholders over 2006 and 2007 was completed almost a year ahead of schedule. In October 2006, an additional $3 billion share buy back was announced.

•	Rio Tinto’s pipeline of growth opportunities was enhanced during the year through targeted investment, including a joint venture for exploration in Russia and investment in a copper-gold project in Mongolia.

•	Tom Albanese appointed as new chief executive to succeed Leigh Clifford in May 2007.

Full year to 31 December
(All dollars are US$ millions unless otherwise stated)	2006	2005	Change
Underlying earnings*	7,338	4,955	+48%
Net earnings*	7,438	5,215	+43%
Cash flow from operations (incl. dividends from equity accounted units)	11,196	8,257	+36%
Underlying earnings per share — US cents	550.3	363.2	+52%
Earnings per share — US cents	557.8	382.3	+46%
Ordinary dividends per share — US cents	104.0	80.0	+30%

*	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 23.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Chairman’s comments
Rio Tinto’s chairman Paul Skinner said, “Another year of strong global economic growth in 2006 resulted in continued strong demand for most commodities. Combined with supply side constraints, this led to tight markets and strong prices for most Rio Tinto products.
“These conditions, along with a sound operational performance in a challenging environment, combined to deliver record underlying earnings of $7.3 billion and cashflows of $11.2 billion, including dividends from equity accounted units.
“Rio Tinto is investing heavily in future growth options from our broad portfolio of assets. Our recent investment in Ivanhoe Mines, to participate in the Oyu Tolgoi project in Mongolia, reinforced future options in the copper group.
“When we announced our 2005 results, we stated our intention to return $4 billion to shareholders. Our strong financial position has enabled us to complete that programme almost a year ahead of schedule, as well as fund a record level of capital investment in the business. In October 2006, we announced a $3 billion increase in our capital management programme, taking the total programme to $7 billion over 2006 and 2007. We have also increased our ordinary dividend by 30 per cent to 104 US cents, reflecting our confidence in the future outlook of the business.
“Looking to 2007, there are a number of uncertainties in the global economy, not least the direction of inflation and interest rates in major economies. We expect some moderation of global economic growth, although confidence in Japan and Europe is increasing. Growth in China, which is critical to the demand outlook for many of our products, remains strong and well balanced.
“We continue to view the overall outlook for commodities as positive, with prices remaining well above their long run averages in 2007.
“Finally, Tom Albanese will be succeeding Leigh Clifford as chief executive in May, 2007. We have planned for an orderly succession and are confident that, with a strong executive leadership team, we will retain momentum in pursuing Rio Tinto’s long term strategy of delivering value to shareholders.”
Chief executive’s comments
Leigh Clifford, Rio Tinto’s chief executive said, “In 2006, the Group achieved record production volumes in a number of products, including iron ore, alumina, US coal and molybdenum. Operations generally recovered well from the effect of adverse weather conditions early in the year, particularly the cyclones which hit northern Australia.
“The operating and project environment for mining companies remains challenging, with shortages in key mining supplies and skills leading to continued industry wide cost pressures and delays. We remain focused on meeting these challenges through improving productivity and the spread of best practice across the Group, and are alert to the need not to lock in today’s cost levels for the future.
“Our substantial investment programme of value enhancing projects remains on track, including a major expansion of our iron ore business in the Pilbara region of Western Australia. The capacity expansions of the Yandicoogina mine from 36 million tonnes to 52 million tonnes and of the Dampier port from 116 million tonnes to 140 million tonnes are on budget and on or ahead of schedule. The development of the Hope Downs project is well under way, with first production anticipated in the first quarter of 2008.

“We have also announced today a commitment to expand annual capacity at the Cape Lambert port from 55 million tonnes to 80 million tonnes at a capital cost of $860 million. Once complete, the Group’s infrastructure in the Pilbara will be able to handle 220 million tonnes of annual production.
“With substantial and increasing resources of iron ore as well as an established infrastructure and market presence, we are committed to this high margin business, which has an excellent long term growth outlook.
“We continue to invest across all our product groups. Progress continues at other projects including thermal coal expansions in the US, the Madagascar titanium dioxide project and the Argyle and Diavik diamond mine development projects.
“Our commitment to exploration and evaluation activities increased again in 2006. The establishment of the RioNor joint venture in Russia early in the year and our investment in the Oyu Tolgoi copper gold project in Mongolia bear witness to the Group’s willingness to take measured risks to secure, at an early stage, the next generation of world class ore bodies.”
Net earnings and underlying earnings
In order to provide insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Year ended 31 December	2006	2005
	US$m	US$m
Underlying earnings	7,338	4,955

Items excluded from underlying earnings
Profits less losses on disposal of interests in business	3	311
Impairment reversals less charges	44	4
Adjustment to Kennecott Utah Copper environmental remediation provision	37	84
Exchange differences and derivatives	16	(139)

Net earnings	7,438	5,215

Commentary on the Group financial results
Underlying earnings of $7,338 million and net earnings of $7,438 million were $2,383 million and $2,223 million respectively above the comparable measures for 2005. The principal factors explaining the increases are set out in the table overleaf.

		Underlying	Net
		earnings	earnings
Year ended 31 December		US$m	US$m
2005		4,955	5,215

Prices	3,068
Exchange rates	(35)
General inflation	(174)
Volumes	(135)
Costs	(741)
Other	400

		2,383	2,383
Profits less losses on disposal of interests in business			(308)
Impairment reversals less charges			40
Adjustment to Kennecott Utah Copper environmental provision			(47)
Exchange differences and derivatives			155

2006		7,338	7,438

Prices and exchange rates
The effect of price movements on all major commodities was to increase earnings by $3,068 million. Prices for the major products remained strong throughout the year and were considerably higher than those experienced in 2005: average copper prices were 84 per cent higher whilst average aluminium prices were 35 per cent higher. The strength of the global iron ore market was reflected in the 19 per cent increase in the benchmark price, mainly effective from 1 April 2006. The seaborne thermal coal market was also strong, although it weakened in the second half.
Molybdenum prices averaged $25/lb throughout 2006, a decline of 20 per cent compared with the prior year.
There was movement in the US dollar in 2006 relative to the currencies in which Rio Tinto incurs the majority of its costs. The Australian dollar was one per cent weaker, the Canadian dollar was seven per cent stronger and the South African rand six per cent weaker. The effect of these currency movements was to decrease underlying earnings relative to 2005 by $35 million.
Volumes
Lower sales volumes decreased underlying earnings by $135 million compared with 2005. As anticipated, significantly reduced volumes from lower grades at Grasberg impacted earnings by $355 million year on year. This more than offset higher volumes at other operations. The ramp up of new projects in iron ore (including the Yandicoogina and brownfields expansions), higher copper in concentrate volumes from improved grades and throughput at Northparkes, higher ore grades and the commencement of sulphide leach production at Escondida, along with higher molybdenum and gold production at Kennecott Utah Copper, were the main contributors. Record volumes of thermal coal at Rio Tinto Energy America and alumina at Yarwun (formerly Comalco Alumina Refinery), also contributed to higher volumes. Lower sales volumes were recorded at Argyle from the build up of diamond inventories due to softer market conditions, at Kennecott Minerals from lower grades at Cortez, and at Hail Creek from lower coking coal volumes in response to lower customer demand.

Costs
Excluding the effects of general inflation, higher costs reduced earnings by $741 million, of which $77 million was the result of higher energy costs. Ongoing acute shortages in the mining industry, in particular in the Pilbara, have continued to put pressure on costs. Costs at Kennecott Utah Copper were affected by an extended, scheduled smelter maintenance shutdown whilst Escondida experienced higher wages, following the strike in August. Significant shipping congestion at the port of Newcastle affected coal sales in the latter half of the year with a resulting impact on costs at Rio Tinto Coal Australia, through higher demurrage and a higher unit cost of sale.
Tax
The effective tax rate on underlying earnings, excluding equity accounted units, was 24.2 per cent compared with 29.2 per cent in 2005, following the recognition of $335 million of US Alternative Minimum Tax (AMT) credits expected to be utilised in future years. This reflected improved projections of long term taxable earnings from our US operations. Additionally, the high levels of profit generated by the Group’s US operations in 2006 resulted in the realisation of $140 million of previously unrecognised deferred tax assets in the year. Deferred tax provisions decreased by $46 million as a result of a reduction in Canadian tax rates.
Items excluded from underlying earnings
In 2006 a $3 million gain was realised from disposals of interests in non-core businesses, compared with gains from disposals of $311 million in 2005.
Net earnings in 2006 included net impairment reversals totalling $44 million. Impairments were reversed at Kennecott Utah Copper and the Iron Ore Company of Canada which more than offset impairment charges at Argyle and Tarong Coal.
Cash flow
Cash flow from operations, including dividends from equity accounted units, was a record $11,196 million, 36 percent higher than in 2005.
The Group invested at record levels, in particular in expansion projects. Expenditure on property, plant and equipment and intangible assets was $3,920 million in 2006, an increase of $1,368 million over 2005. This included the second phase of the Dampier port and Yandicoogina iron ore mine expansions, as well as construction of the Hope Downs iron ore mine in Western Australia, the A418 dike construction at the Diavik diamond mine, the Madagascar ilmenite mine and the capacity increases at Rio Tinto Energy America.
Dividends paid in 2006 of $2,573 million were $1,432 million higher than dividends paid in 2005. These included the special dividend totalling $1,470 million which was paid to shareholders in April 2006. Capital management activity also included the on market buy back of Rio Tinto plc shares in 2006, comprising $2,299 million from the 2006/07 programme and $95 million in January from the 2005/06 programme (before deducting $24 million proceeds from the exercise of options). In 2005 an off market buy back of Rio Tinto Limited shares returned $774 million to shareholders and an on market buy back of Rio Tinto plc shares returned $103 million.
Balance sheet
The balance sheet remained strong during the period, although record capital expenditure and the increased capital management activity resulted in an increase in net debt of $1,124 million to $2,437 million at 31 December 2006. Debt to total capital rose to 11 per cent and interest cover strengthened to 89 times.
International Financial Reporting Standards (IFRS)
IFRS require that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. For 2006, the profit for the year was $7,867 million (2005 $5,498 million) of which $429 million (2005 $283 million) was attributable to outside shareholders, leaving $7,438 million (2005 $5,215 million) of net earnings attributable to Rio Tinto shareholders. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.
Dividends
Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday 30 January 2007. The interim and final dividends, together with the special dividend, paid in April 2006, are summarised below.

	2006	2005
Ordinary dividend per share
Rio Tinto Group
Interim (US cents)	40.00	38.50
Final (US cents)	64.00	41.50

Total dividend (US cents)	104.00	80.00

Rio Tinto plc
Interim (pence)	21.42	21.75
Final (pence)	32.63	23.35

Total dividends (pence)	54.05	45.10

Rio Tinto Limited
Interim (Australian cents)	52.48	50.56
Final (Australian cents)	82.84	54.86

Total dividends (Australian cents)	135.32	105.42

Special dividend per share
Rio Tinto Group (US cents)	—	110.00
Rio Tinto plc (pence)	—	61.89
Rio Tinto Limited (Australian cents)	—	145.42
Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
The respective dividends will be paid to all shareholders on Friday 13 April 2007. This will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on Friday 9 March 2007 and to Rio Tinto Limited shareholders on the register at the close of business on Wednesday 14 March 2007. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be Wednesday 7 March 2007.
As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Wednesday 21 March 2007.

Rio Tinto financial information by business unit

	Rio
	Tinto		Gross sales				Net earnings
Year ended 31 December	interest		revenue (a)		EBITDA (b)		(c)
US$ millions	%		2006	2005	2006	2005	2006	2005

Iron Ore
Hamersley (inc. Hlsmelt)	100.0		4,416	3,387	2,594	1,924	1,660	1,219
Robe River	53.0		1,379	1,113	902	726	461	362
Iron Ore Company of Canada	58.7		1,051	954	441	451	145	148
Rio Tinto Brasil	100.0		92	43	27	1	13	(7)

			6,938	5,497	3,964	3,102	2,279	1,722

Energy
Rio Tinto Energy America	100.0		1,428	1,197	302	257	177	135
Rio Tinto Coal Australia	(d	)	2,344	2,302	920	1,067	490	572
Rössing	68.6		229	163	71	24	27	2
Energy Resources of Australia	68.4		239	205	79	94	17	24

			4,240	3,867	1,372	1,442	711	733

Industrial Minerals			2,623	2,487	624	563	243	187

Aluminium	(e	)	3,493	2,744	1,365	855	746	392

Copper
Kennecott Utah Copper	100.0		2,829	2,141	2,103	1,436	1,804	1,037
Escondida	30.0		2,575	1,239	2,105	1,014	1,250	602
Grasberg joint venture	(f	)	373	657	258	436	122	232
Palabora	57.7		588	371	203	77	52	19
Kennecott Minerals	100.0		277	256	139	119	105	73
Northparkes	80.0		437	175	346	109	229	57

			7,079	4,839	5,154	3,191	3,562	2,020

Diamonds
Argyle	100.0		345	572	167	252	64	117
Diavik	60.0		460	460	297	334	131	143
Murowa	77.8		33	44	19	31	10	21

			838	1,076	483	617	205	281

Other Operations			229	232	39	81	33	40

			25,440	20,742	13,001	9,851	7,779	5,375
Other items					(289)	(329)	(261)	(202)
Exploration and evaluation					(188)	(190)	(163)	(174)
Net interest							(17)	(44)

Underlying earnings					12,524	9,332	7,338	4,955
Items excluded from underlying earnings					42	407	100	260

Total			25,440	20,742	12,566	9,739	7,438	5,215

Depreciation & amortisation in subsidiaries (i)					(1,509)	(1,334)
Impairment reversal/(charge)					396	3
Depreciation & amortisation in equity accounted units					(275)	(281)
Taxation and finance items in equity accounted units					(826)	(429)

Profit on ordinary activities before finance items and tax					10,352	7,698

References above are to notes on page 26

Rio Tinto financial information by business unit (continued)

Year ended 31 December					Depreciation
US$ millions	Rio		Capital		&		Operating
	Tinto		expenditure		amortisation		assets
	interest		(h)		(i)		(j)
	%		2006	2005	2006	2005	2006	2005

Iron Ore
Hamersley (inc. Hlsmelt)	100.0		1,696	935	231	174	4,321	2,555
Robe River	53.0		104	160	90	89	1,593	1,487
Iron Ore Company of Canada	58.7		151	98	58	47	651	451
Rio Tinto Brasil	100.0		18	36	8	5	97	81

			1,969	1,229	387	315	6,662	4,574

Energy
Rio Tinto Energy America	100.0		262	204	116	85	1,097	908
Rio Tinto Coal Australia	(d	)	251	171	170	164	1,397	1,147
Rossing	68.6		38	3	6	16	68	66
Energy Resources of Australia	68.4		31	34	32	40	201	180

			582	412	324	305	2,763	2,301

Industrial Minerals			360	235	189	172	2,682	2,311

Aluminium	(e	)	236	242	266	274	3,607	3,361

Copper
Kennecott Utah Copper	100.0		295	164	151	136	1,789	1,144
Escondida	30.0		155	229	96	69	792	812
Grasberg joint venture	(f	)	45	45	43	35	412	321
Palabora	57.7		18	17	40	32	104	226
Kennecott Minerals	100.0		111	34	26	32	198	129
Northparkes	80.0		16	12	48	33	89	152

			640	501	404	337	3,384	2,784

Diamonds
Argyle	100.0		120	77	68	78	405	523
Diavik	60.0		105	121	109	79	639	548
Murowa	77.8		4	5	4	5	12	14

			229	203	181	162	1,056	1,085

Other Operations			48	31	3	34	551	167

			4,064	2,853	1,754	1,599	20,705	16,583

Other items			169	41	27	13	(152)	(304)
Exploration and evaluation			5	4	3	3	116	(18)
Less: equity accounted units			(322)	(382)	(275)	(281)

Total			3,916	2,516	1,509	1,334	20,669	16,261

Less: Net debt							(2,437)	(1,313)

Total Rio Tinto shareholders’ equity							18,232	14,948

References above are to notes on page 26

Review of operations
Comparison of underlying earnings
2006 underlying earnings of $7,338 million were $2,383 million above 2005 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2005 underlying earnings	4,955

Iron ore	557
Energy	(22)
Industrial Minerals	56
Aluminium	354
Copper	1,542
Diamonds	(76)
Other operations	(7)
Exploration and evaluation	11
Interest	27
Other	(59)

2006 underlying earnings	7,338

All subsequent references to earnings within the business unit section refer to underlying earnings. Production numbers represent the Rio Tinto share.
Iron Ore

	2006	2005	Change
Production (million tonnes — Rio Tinto share)	132.8	124.5	+7%
Gross sales revenue ($ millions)	6,938	5,497	+26%
Underlying earnings ($ millions)	2,279	1,722	+32%
EBITDA ($ millions)	3,964	3,102	+28%
Capital expenditure ($ millions)	1,969	1,229	+60%
Market conditions
Global iron ore demand remained strong in all markets during 2006. This strength is reflected in Hamersley’s 9.5 per cent increase in the price of lump and fine ores supplied to China’s Baosteel for the 2007 contract year, announced on 22 December. The same increases were subsequently obtained with other Asian customers.
An $860 million expansion of the Cape Lambert port was approved in January 2007, which will increase capacity from 55 to 80 million tonnes per annum by the first half of 2009.
Hamersley
Earnings of $1,660 million were $441 million above 2005. In 2006, Hamersley achieved record shipments of 98 million tonnes, up nine per cent on the previous year, attributable to strong customer demand. Hamersley also achieved record production, despite experiencing five tropical cyclones in the first half of the year. The additional supply came from the recently completed first phase mine, port and rail expansions. Continued shortages of equipment and skilled people put growing pressure on costs in the Pilbara during the year. Construction of the $1 billion Hope Downs mine commenced in April and the second phase of the Dampier port and Yandicoogina mine expansions progressed on schedule and budget.
Hamersley’s 2006 earnings include a net loss of $30 million for Hlsmelt (2005: $19 million net loss). In 2006, 89,000 tonnes of pig iron were produced (2005: 9,000 tonnes) and the first shipments of pig iron occurred. The plant is not yet operating at capacity resulting in a high unit cost of production. Full production is expected to be reached over a three year ramp-up period.
Robe River
Earnings of $461 million were $99 million above 2005 attributable to higher prices. Robe production was heavily impacted by a severe cyclone season in the first half of the year, which resulted in slightly lower sales volumes in 2006 due to low stock availability. The additional production from the West Angelas mine, following the completion of the expansion project, partially offset some of the cyclone related losses. Strong market conditions in the Pilbara region have resulted in increased labour, contractor and maintenance costs.
Iron Ore Company of Canada
Earnings of $145 million were $3 million below 2005. A stronger Canadian dollar, slightly weaker pellet prices and increased maintenance and contractor costs were only partly mitigated by higher concentrate prices and increased levels of pellet and concentrate sales.
Rio Tinto Brasil
Record production and higher prices turned the 2005 loss of $7 million into earnings of $13 million.
Energy

	2006	2005	Change
Production (Rio Tinto share)
Coal (million tonnes)
US	125.3	115.6	+8%
Hard coking coal	5.9	7.2	-18%
Other Australian	31.2	30.9	+1%
Uranium (tonnes)	5,698	6,582	-13%
Gross sales revenue ($ millions)	4,240	3,867	+10%
Underlying earnings ($ millions)	711	733	-3%
EBITDA ($ millions)	1,372	1,442	-5%
Capital expenditure ($ millions)	582	412	+41%
US Coal — Rio Tinto Energy America
Earnings of $177 million were $42 million above 2005, benefiting from higher realised prices for Powder River Basin coal and increased volumes. US coal production increased by eight per cent in 2006 attributable to expansions at Antelope and Spring Creek and the commissioning of the new dragline at Jacobs Ranch. Rail availability improved significantly during the year following the completion of maintenance activity in 2005.
Asia Pacific seaborne coal markets
The coking coal market suffered from short term weakness in 2006, particularly as a result of displacement within China of higher quality imports by intermediate quality domestic coals. In export thermal coal, China has continued to partially divert supply to meet domestic demand. With Australian and Indonesian producers constrained by infrastructure in the short term this has resulted in continued tightness in the Asia Pacific export market.

Rio Tinto Coal Australia
Earnings of $490 million were $82 million below 2005, with higher prices unable to offset the impact of higher demurrage and energy costs, as well as lower coking coal sales.
Production of Australian thermal and other coal was marginally higher year on year, in part due to higher output from Mount Thorley/Warkworth and Tarong. This helped to compensate for lower production at the Hunter Valley Operations and Bengalla. At the port of Newcastle significant congestion resulted in delayed shipments and impacts throughout the production process.
Uranium markets
Low uranium global stockpile levels and strong demand pushed spot prices above $70 per pound during 2006. Mined supply has been unable to respond quickly to growing demand from new reactors, notably in China, and higher utilisation rates in the nuclear industry. In addition, sources of secondary supply continue to be run down. These factors have contributed to tighter markets and an improvement in the longer term outlook for uranium demand.
Rössing
Earnings of $27 million, which were $25 million above 2005, benefited from buoyant market conditions and improved pricing. The $82 million Life of Mine Extension project approved in December 2005 is proceeding on schedule. This project will extend the life of Rossing to 2016.
Energy Resources of Australia
Earnings of $17 million were $7 million below 2005. Prices continued to benefit from the gradual replacement of legacy contracts with newer contracts written in an environment of higher prices. Higher costs for consumables, particularly lime, imported acid and diesel, and the impact of the cyclones in the first half of the year pushed earnings below the prior year level.
In October, ERA announced an increase in total reserves of 11,100 tonnes contained uranium oxide at its Ranger mine, as a result of screening and processing stockpiled material with a lower grade than previously processed, adding six years to its predicted operational life to 2020.
Industrial Minerals

	2006	2005	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	1,415	1,312	+8%
Borates (000 tonnes)	553	560	-1%
Salt (000 tonnes)	5,405	5,507	-2%
Talc (000 tonnes)	1,392	1,364	+2%
Gross sales revenue ($ millions)	2,623	2,487	+5%
Underlying earnings ($ millions)
Rio Tinto Iron & Titanium	152	128	+19%
Rio Tinto Minerals	91	59	+54%
	243	187	+30%
EBITDA ($ millions)	624	563	+11%
Capital expenditure ($ millions)	360	235	+53%
Rio Tinto Iron & Titanium
Earnings of $152 million were $24 million above 2005. Demand for titanium dioxide chloride feedstock strengthened during the year whilst demand for metallic and zircon co-products remained firm, leading to improved prices for the year. Higher volumes, in line with the recently completed capacity expansion of the Upgraded Slag (UGS) plant in Quebec from 325,000 tonnes to 375,000 tonnes per annum, offset the impact of a stronger Canadian dollar. In addition, a reduction in Canadian tax rates resulted in an $18 million release of deferred tax provisions in the first half of the year.
Rio Tinto Minerals
Earnings of $91 million were $32 million above 2005. Rio Tinto Minerals benefited from enhanced pricing and from the new organisational structure implemented in 2005, when a charge of $30 million was taken. The recognition of a $9 million deferred tax asset and higher prices offset the impact of higher energy and raw material costs.
Aluminium

	2006	2005	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	16,139	15,474	+4%
Alumina (000 tonnes)	3,247	2,963	+10%
Aluminium (000 tonnes)	844.7	853.7	-1%
Gross sales revenue ($ millions)	3,493	2,744	+27%
Underlying earnings ($ millions)	746	392	+90%
EBITDA ($ millions)	1,365	855	+60%
Capital expenditure ($ millions)	236	242	-2%
Prices
The average aluminium price of 116 cents per pound was 35 per cent above the 2005 average price. Chinese demand for alumina has been increasingly met by domestic supply and prices declined significantly from their highs earlier in 2006. The net effect of price movements increased earnings by $451 million.
Bauxite
Bauxite production was four per cent higher than 2005 due to the successful commissioning of the Andoom mine and processing plant which form part of the NeWeipa project. The new shiploader was successfully installed in December.
Alumina
Production at Yarwun (formerly Comalco Alumina Refinery) was 48 per cent higher than 2005, as the plant reached, and then exceeded design capacity during the fourth quarter, in line with the original development schedule. Overall alumina production was up ten per cent compared with 2005. Production costs were adversely affected by higher oil, energy and other input prices, as well as higher maintenance costs.
During the second half of 2006 Rio Tinto sold its 56.2 per cent interest in the Eurallumina refinery in Sardinia.
Aluminium
All of the aluminium smelters operated consistently at, or near, capacity. The Bell Bay smelter achieved an annual production record for 2006, whilst the NZAS smelter was marginally lower due to production cutbacks earlier in the year following low rainfall affecting hydro-electricity supplies. Earnings were adversely affected by higher electricity, labour and raw material costs, partly offset by the benefit of stable operational performance and the Lean Six Sigma improvement programme.

Copper

	2006	2005	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	803.5	784.4	+2%
Refined copper (000 tonnes)	299.2	314.5	-5%
Mined molybdenum (000 tonnes)	16.8	15.6	+8%
Mined gold (000 oz)	1,003	1,626	-38%
Gross sales revenue ($ millions)	7,079	4,839	+46%
Underlying earnings ($ millions)	3,562	2,020	+76%
EBITDA ($ millions)	5,154	3,191	+62%
Capital expenditure ($ millions)	640	501	+28%
Prices
The average copper price of 306 cents per pound was 84 per cent above the 2005 average price. The gold price averaged $602 per ounce, an increase of 36 per cent on the prior year, whilst the average molybdenum price was $25 per pound, a decline of 20 per cent compared with 2005. The total impact of price changes, net of the effects of provisional pricing movements, increased earnings by $1,705 million.
Kennecott Utah Copper
Earnings of $1,804 million were $767 million higher than 2005, with the operation benefiting from improved prices and volumes and a tax credit of $289 million, following recognition of deferred tax assets. These offset higher costs associated with increased haulage profiles, higher consumable prices and additional stripping costs. KUC continued to demonstrate operating flexibility by delivering record molybdenum production. Mined copper and gold volumes also increased as a result of higher grades.
Smelter and refinery production was six per cent lower in 2006 compared with the prior year, attributable to the scheduled major shutdown of the smelter that took place during the second half of the year and lasted 63 days. The smelter was successfully brought back on line following the shutdown.
Escondida
Earnings of $1,250 million were $648 million above 2005. The benefit of higher prices and additional volumes from the commissioning of the Norte pit in September 2005 and the commencement of sulphide leaching in 2006 counterbalanced higher labour costs from the wage settlement following the strike in August and increased costs for contractors.
Grasberg joint venture
Earnings of $122 million were $110 million below 2005. Lower grades for copper, gold and silver as a result of mine sequencing led to significantly lower production for all three metals compared with 2005. Grades for copper and gold for the full year were 25 per cent and 49 per cent respectively below those of 2005 resulting in lower production for 2006, despite higher throughput.
Kennecott Minerals
Earnings of $105 million were $32 million above 2005. The effects of higher gold and zinc prices and the recognition of a $14 million deferred tax asset were offset by higher costs and lower sales volumes from Cortez due to lower grades.
Palabora
Earnings of $52 million were $33 million above the prior year, benefiting from higher copper prices and sales volumes, the sale of some smelter stocks and low grade concentrate, and the revaluation of the remaining smelter stocks.

Northparkes
Earnings of $229 million were $172 million above 2005. Higher grades, increased throughput and improved recoveries all contributed to a 54 per cent rise in production of copper contained in concentrate for 2006 compared with the prior year, setting an annual record. In November the $160 million E48 block cave project was approved which will extend the mine life to 2016.
Provisional pricing
At the end of 2006 the Group had 324 million pounds of copper sales that were provisionally priced at US 287 cents per pound. The final price of these sales will be determined in 2007. The net effect of the provisional pricing movements in 2006 resulted in a benefit to earnings of $224 million compared with an earnings benefit of $98 million in 2005
Diamonds

	2006	2005	Change
Production (Rio Tinto share)
Diamonds (000 carats)
Argyle	29,078	30,476	-5%
Diavik	5,897	4,963	+19%
Murowa	187	195	-4%

Gross sales revenue ($ millions)	838	1,076	-22%
Underlying earnings ($ millions)	205	281	-27%
EBITDA ($ millions)	483	617	-22%
Capital expenditure ($millions)	229	203	+13%
Diamond markets
In the diamond market, consumer demand for diamond jewellery remains strong, but the supply chain has been affected by high levels of indebtedness, rising interest rates and flood related factory closures in the main Indian cutting centres.
Argyle
Earnings of $64 million were $53 million below 2005. As a result of softer markets, Argyle held in excess of $100 million of surplus rough diamonds in inventory at the end of 2006. This was partially offset by higher prices for rough diamonds and lower depreciation due to the inclusion of underground reserves.
Diavik
Earnings of $131 million were $12 million below 2005. The effect of the stronger Canadian dollar together with an adverse sales mix and the impact of higher costs from the early closure of the ice road were partly compensated for by record production and a reduction in Canadian tax rates which led to a $21 million release of deferred tax provisions.
Murowa
Earnings from Murowa of $10 million were $11 million below 2005, attributable to an adverse sales mix, with the extraction of smaller stones as mining moved below the enriched surface layer.
Other operations

	2006	2005	Change
Underlying earnings ($ millions)	33	40	-18%
The sale of the last remaining gold inventories at Kelian generated earnings of $13 million, compared with zero earnings in 2005.
At Kennecott Land’s Project Daybreak, land sales increased steadily. During 2006, over 900 residential lots were sold. This compared with sales of just over 450 lots during 2005.

Exploration and evaluation

	2006	2005	Change
Post-tax charge – centrally reported ($ millions)	163	174	-6%
The post-tax centrally reported exploration charge is net of the profit on disposal of exploration properties. During 2006 Rio Tinto’s shares in Ashton Mining of Canada were sold, realising a profit on disposal of $37 million.
The following exploration projects and programmes were progressed during the period:

Commodity	Projects of note	Greenfield programmes
Iron ore	Pilbara projects including Caliwingina North:drilling continued	West Africa and Western Australia

Thermal and coking coal	Chapudi project, South Africa: definition drilling continued	Colombia, North America, South Africa and Mongolia

Industrial minerals	Jarandol project, Serbia (borates): drilling commenced	Many areas worldwide including Europe, southern Africa and South America

Bauxite		Brazil and Australia

Copper		US, Mexico, Canada, Chile, Peru and Argentina

Diamonds	Bunder project, India: bulk sampling and order of magnitude study underway	India, Brazil, Canada, Botswana, Russia, Mauritania and Mali
Exploration in Russia continues as part of the RioNor Joint Venture. Prioritisation of prospects is underway. In December, a purchase agreement was signed for the Namekara vermiculite deposit in Uganda.
Brownfield exploration is underway at a number of Rio Tinto businesses, including the Pilbara, Kennecott Utah Copper, the Freeport and Cortez Joint Ventures, Greens Creek and Northparkes.
Evaluation work continued on a number of projects including Eagle (nickel/copper, US), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina), La Granja (copper, Peru) and Simandou (iron ore, Guinea). Rio Tinto is monitoring the work by Northern Dynasty Minerals at the Pebble copper-gold-molybdenum deposit in Alaska. Contract of Work negotiations continue at La Sampala nickel in Indonesia.
Rio Tinto is engaging with Ivanhoe Mines in negotiating an investment agreement with the government of Mongolia.

Capital projects

Estimated
cost
Project	(100%)	Status/Milestones
Completed in 2006

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Tom Price and Marandoo mines and construction of new mine capacity at Nammuldi.	$290m	The Marandoo and Nammuldi components are complete and Tom Price is scheduled for completion by the first quarter of 2007.

Iron ore – Expansion by Robe River (Rio Tinto 53%) of rail capacity including completion of dual tracking of 100 km mainline section.	$200m	The project was completed on budget and ahead of schedule.

Copper – Escondida sulphide leach (Rio Tinto 30%). The project will produce 180,000 tonnes per annum of copper cathode for more than 25 years.	$925m	The first cathode production from the sulphide leach plant occurred in June 2006.

Titanium dioxide – expansion of annual capacity at UGS plant from 325,000 tonnes to 375,000 tonnes.	$79m	The project was completed in October three months ahead of schedule and under budget

Boric Acid – Phase 2 of Rio Tinto Minerals Boric Acid Expansion	$50m	The project was completed on schedule and under budget

Coking coal – Hail Creek (Rio Tinto 82%) Expansion of annual capacity from 6 million tonnes to nameplate 8 million tonnes per annum, with washing plant increased to 12 million tonnes per annum.	$223m	The new dragline was commissioned early in the third quarter of 2006.

Ongoing

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1 pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pit mining thereafter.	$170m	The project was approved in February 2005 and work on the pushback continues. The pebble crushing unit was commissioned in the third quarter of 2006.

Diamonds – Construction at Diavik (Rio Tinto 60%) of the A418 dike, and funding for further study of the viability of underground mining, including the construction of an exploratory decline.	$265m	The project was approved in 2004. The A418 dike was closed off in late 2005 with dewatering completed in 2006. The dike will be finished in 2007 with production from the A418 pipe commencing in 2008. Construction of the exploratory decline is progressing well and scheduled for completion by end March 2007.

Iron ore – Brownfields mine expansion of Hamersley’s (Rio Tinto 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum	$530m	The project was approved in October 2005 and completion is expected by the end of the third quarter of 2007 ahead of schedule and on budget.

Estimated
cost
Project	(100%)	Status/Milestones
Ongoing (continued)

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Dampier port (Phase B) from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.	$803m	This project was also approved in October 2005 and completion is expected by the end of 2007 on schedule and on budget.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT.	$850m	Basic infrastructure is being put in place and the port construction contract was awarded in 2006. Capital reflects budget revisions. First production is scheduled for 2008.

Gold – Development of Cortez Hills (Rio Tinto 40%)	$504m	Approved in September 2005, the project continues to focus on permitting requirements. The project is on time and on budget.

Energy – Rössing (Rio Tinto 68.6%) uranium mine life extension to 2016	$82m	Approved in December 2005, works are on schedule and on budget to prolong the life of the mine to 2016 and beyond.

Diamonds – Argyle (Rio Tinto 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	$910m	Approved in December 2005, the underground development is progressing with the mine due to start ramping up from 2008.

Recently approved

Iron ore – Hope Downs development (Rio Tinto share: 50% of mine and 100% of infrastructure). Construction of 22 million tonnes per annum mine and related infrastructure.	$980m	Construction is under way. First production expected in early 2008.

Copper – Northparkes (Rio Tinto 80%) E48 block cave project extending mine life to 2016	$160m	Approved in November 2006.

Energy — Clermont (Rio Tinto 50.1%) will produce 12.2 million tonnes per annum, replacing Blair Athol.	$750m	Approved in January 2007, first shipments are expected in the second quarter of 2010 with full capacity being reached in 2013.

Iron ore – Cape Lambert port expansion (Rio Tinto share 53%) from 55 to 80 million tonnes per annum.	$860m	Approved in January 2007, the project is forecast to be complete by the end of 2008, with progressive capacity ramp up in the first half of 2009.

Divestments
Divestments during 2006 included Rio Tinto’s 56.2 per cent interest in the Eurallumina refinery in Sardinia and its shares in Ashton Mining of Canada.
Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

			Effect on full
			year underlying
	Average price/exchange		earnings
	rate for 2006	Change	US$m
Copper	306c/lb	+/- 10c/lb	138
Aluminium	116c/lb	+/-10c/lb	144
Gold	$602/oz	+/- $50/oz	38
Molybdenum	$25/lb	+/-$5/lb	61

Australian dollar	75USc	+/-5USc	187
Canadian dollar	88USc	+/-5USc	45
South African rand	15USc	+/-2USc	29
For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Nick Cobban	Ian Head
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Group income statement
Years ended 31 December

	2006	2005
	US$ m	US$m

Gross sales revenue (including share of equity accounted units) (a)	25,440	20,742

Consolidated sales revenue	22,465	19,033

Operating costs (excluding impairment reversals less charges)	(13,892)	(12,436)
Impairment reversals less charges	396	3
Profits less losses on disposal of interests in businesses	5	322

Operating profit	8,974	6,922
Share of profit after tax of equity accounted units	1,378	776

Profit before finance items and taxation	10,352	7,698

Finance items
Exchange gains / (losses) on external debt and intragroup balances	46	(128)
Gains / (losses) on currency and interest rate derivatives not qualifying for hedge accounting	35	(51)
Interest receivable and similar income	106	82
Interest payable and similar charges	(160)	(173)
Amortisation of discount related to provisions	(139)	(116)

	(112)	(386)

Profit before taxation	10,240	7,312

Taxation	(2,373)	(1,814)

Profit for the year	7,867	5,498

— attributable to outside equity shareholders	429	283
— attributable to equity shareholders of Rio Tinto (Net earnings)	7,438	5,215

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$2,975 million (2005: US$1,709 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies.

Basic earnings per ordinary share	557.8c	382.3c
Diluted earnings per ordinary share	555.6c	381.1c
For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,333.4 million, being the average number of Rio Tinto plc shares outstanding (1,047.7 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (285.7 million).

Dividends paid during the year (US$m)	2,573	1,141
Dividends per share: paid during the year
— regular dividends	81.5c	83.5c
— special dividend	110.0c	—
Dividends per share: proposed in the announcement of the results for the year
— final dividend	64.0c	41.5c
— special dividend	—	110.0c

Group cash flow statement
Years ended 31 December

	2006	2005
	US$m	US$m

Cash flow from consolidated operations	9,469	7,657
Dividends from equity accounted units	1,727	600

Cash flows from operations	11,196	8,257

Net interest paid	(128)	(128)
Dividends paid to outside shareholders of subsidiaries	(193)	(169)
Tax paid	(2,799)	(1,017)

Cash flow from operating activities	8,076	6,943

Cash used in investing activities
(Acquisitions) / disposals of subsidiaries, joint ventures & associates	(279)	321
Purchase of property, plant & equipment and intangible assets	(3,920)	(2,552)
Exploration and evaluation expenditure	(345)	(264)
Sales of financial assets	293	133
Purchases of financial assets	(167)	(231)
Other investing cash flows	56	110

Cash used in investing activities	(4,362)	(2,483)

Cash flow before financing activities	3,714	4,460

Cash used in financing activities
Equity dividends paid to Rio Tinto shareholders	(2,573)	(1,141)
Own shares purchased from Rio Tinto shareholders	(2,370)	(877)
Proceeds from issue of ordinary shares in Rio Tinto	31	100
Proceeds from issue of new borrowings	483	388
Repayment of borrowings	(1,102)	(893)
Other financing cash flows	142	12

Cash used in financing activities	(5,389)	(2,411)

Effects of exchange rates on cash and cash equivalents	30	(8)

Net (decrease) / increase in cash and cash equivalents	(1,645)	2,041

Opening cash and cash equivalents	2,367	326

Closing cash and cash equivalents	722	2,367

Cash flow from consolidated operations
Profit for the year	7,867	5,498
Adjustments for:
Taxation	2,373	1,814
Finance items	112	386
Share of profit after tax of equity accounted units	(1,378)	(776)
Profits less losses on disposals of interests in businesses	(5)	(322)
Depreciation and amortisation	1,469	1,334
Impairment reversals less charges	(396)	(3)
Exploration and evaluation charged against profit	237	250
Provisions	60	202
Utilisation of provisions	(271)	(261)
Change in inventories	(454)	(249)
Change in trade and other receivables	(394)	(530)
Change in trade and other payables	152	279
Other items	97	35

	9,469	7,657

Group balance sheet
At 31 December

	2006	2005
	US$ m	US$m

Non-current assets
Goodwill	841	1,020
Intangible assets	384	220
Property, plant and equipment	22,207	17,620
Investments in equity accounted units	2,235	1,829
Loans to equity accounted units	136	159
Inventories	99	141
Trade and other receivables	983	703
Deferred tax assets	225	55
Tax recoverable	135	122
Other financial assets	374	453

	27,619	22,322

Current assets
Inventories	2,540	2,048
Trade and other receivables	2,938	2,488
Loans to equity accounted units	15	—
Tax recoverable	79	30
Other financial assets	567	536
Cash and cash equivalents	736	2,379

	6,875	7,481

Current liabilities
Bank overdrafts repayable on demand	(14)	(12)
Borrowings	(1,490)	(1,190)
Trade and other payables	(2,693)	(2,190)
Other financial liabilities	(193)	(86)
Tax payable	(1,024)	(987)
Provisions	(366)	(321)

	(5,780)	(4,786)

Net current assets	1,095	2,695

Non-current liabilities
Borrowings	(2,007)	(2,783)
Trade and other payables	(362)	(269)
Other financial liabilities	(233)	(113)
Tax payable	(86)	(51)
Deferred tax liabilities	(2,339)	(2,197)
Provisions	(4,302)	(3,865)

	(9,329)	(9,278)

Net assets	19,385	15,739

Capital and reserves
Share capital
— Rio Tinto plc	172	172
— Rio Tinto Limited (excl. Rio Tinto plc interest)	1,099	1,019
Share premium account	1,919	1,888
Other reserves	641	(24)
Retained earnings	14,401	11,893

Equity attributable to Rio Tinto shareholders	18,232	14,948
Attributable to outside equity shareholders	1,153	791

Total equity	19,385	15,739

At 31 December 2006, Rio Tinto plc had 1,023.6 million ordinary shares in issue and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc.
At 31 December 2006, net tangible assets per share amounted to US$12.99 (31 December 2005: US$10.12).

Group statement of recognised income and expense

	Attributable		Year to 31	Year to 31
	to		December	December
	shareholders	Outside	2006	2005
	of Rio Tinto	Interests	Total	Total
	US$m	US$m	US$m	US$m

Currency translation adjustment	820	42	862	(445)
Cash flow hedge fair value losses	(178)	(200)	(378)	(142)
Gains on available for sale securities	14	5	19	37
Cash flow hedge losses transferred to the income statement	63	74	137	1
Gains on revaluation of available for sale securities transferred to the income statement	(4)	—	(4)	(88)
Currency translation reclassified on disposals	4	—	4	—
Actuarial gains on post retirement benefit plans	338	35	373	178
Tax recognised directly in equity	19	83	102	57

Net income/(expense) recognised directly in equity	1,076	39	1,115	(402)

Profit after tax for the year	7,438	429	7,867	5,498

Total recognised income for the year	8,514	468	8,982	5,096

Group statement of changes in equity

	Attributable		Year to 31	Year to 31
	to		December	December
	shareholders	Outside	2006	2005
	of Rio Tinto	Interests	Total	Total
	US$ m	US$m	US$m	US$m

Opening balance	14,948	791	15,739	12,700

Total recognised income for the year	8,514	468	8,982	5,096
Dividends	(2,573)	(193)	(2,766)	(1,312)
Own shares purchased from Rio Tinto shareholders
—Under capital management programme	(2,658)	—	(2,658)	(877)
—To satisfy share options	(49)	—	(49)	—
Ordinary shares issued	31	—	31	100
Subsidiary company share issues	—	69	69	4
Employee share options charged to income statement	23	—	23	24
Other movements	(4)	18	14	4

Closing balance	18,232	1,153	19,385	15,739

Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$740 million at 31 December 2006 (US$743 million at 31 December 2005).
Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Reconciliation of Net earnings to Underlying earnings

				Net	Net
				amount	amount
			Outside	2006	2005
	Pre-tax	Taxation	interests	US$m	US$m

Exclusions from underlying earnings
Profits less losses on disposal of interests in businesses (a)	5	(2)	—	3	311
Impairment reversals less charges (b)	396	(276)	(76)	44	4
Exchange differences and derivatives
— Exchange gains/(losses) on external debt and intragroup balances (c)	46	(70)	8	(16)	(87)
— Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	35	(9)	4	30	(40)
— Gains/(losses) on external debt and derivatives not qualifying as hedges in equity accounted units (net of tax) (c), (d), (e)	2	—	—	2	(12)
Adjustment to environmental remediation provision (f)	37	—	—	37	84

Total excluded from underlying earnings	521	(357)	(64)	100	260

Net earnings	10,240	(2,373)	(429)	7,438	5,215

Underlying earnings	9,719	(2,016)	(365)	7,338	4,955

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses.

(b)	Credits and charges relating to impairment of non-current assets other than undeveloped properties.

(c)	Exchange gains and losses on US dollar debt and intragroup balances.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

The “adjustment to environmental remediation provision of US$37 million (2005: US$84 million) relates to the obligations of Kennecott Utah Copper. It reverses part of an exceptional charge taken up in 2002, which was excluded from Adjusted earnings at that time. This reversal is therefore excluded in arriving at Underlying earnings.

The Group frequently sells undeveloped properties as an alternative to development, and such activities are a component of the Group’s regular business activities. For this reason, the above definition of Underlying earnings has been amended in 2006 to include gains and losses on sales of undeveloped properties; also impairment charges and reversals relating to these. This change in definition resulted in an increase of $46 million in the Group’s Underlying earnings for 2006 but has no impact on Underlying earnings for 2005.
Consolidated net debt
At 31 December

	2006	2005
	Net debt	Net debt
	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(1,313)	(3,819)
Adjustment on currency translation	(56)	96
Exchange gains charged to the income statement	38	13
Gains/(losses) on derivatives related to net debt	44	(85)
Cash flows excluding exchange movements	(1,146)	2,546
Other movements	(4)	(64)

Closing balance	(2,437)	(1,313)

Analysis of closing balance
Borrowings	(3,497)	(3,973)
Bank overdrafts repayable on demand	(14)	(12)
Cash and cash equivalents	736	2,379
Other liquid resources	6	5
Derivatives related to net debt	332	288

Consolidated net debt	(2,437)	(1,313)

Geographical analysis (by country of origin)
     Years ended 31 December

2006	2005		2006	2005
%	%		US$m	US$m

		Gross sales revenue
29.6	30.8	North America	7,529	6,397
50.0	51.2	Australia and New Zealand	12,703	10,613
10.5	6.3	South America	2,679	1,302
5.7	5.5	Africa	1,461	1,149
1.6	3.4	Indonesia	396	702
2.6	2.8	Europe and other countries	672	579

100.0	100.0		25,440	20,742

		Net earnings
31.7	31.7	North America	2,331	1,584
49.2	53.2	Australia and New Zealand	3,618	2,659
16.4	10.5	South America	1,205	526
2.1	2.1	Africa	157	103
1.8	4.6	Indonesia	133	230
(1.2)	(2.1)	Europe and other countries	(89)	(103)

100.0	100.0		7,355	4,999
		Net interest	(17)	(44)

		Underlying earnings	7,338	4,955
		Items excluded from underlying earnings	100	260

		Net earnings	7,438	5,215

Geographical analysis (by destination)
     Years ended 31 December

2006	2005		2006	2005
%	%		US$m	US$m

		Gross sales revenue
21.9	21.7	North America	5,575	4,499
17.2	20.5	Europe	4,378	4,260
19.6	19.1	Japan	4,986	3,954
16.0	15.0	China	4,062	3,112
13.5	12.8	Other Asia	3,438	2,663
5.8	6.7	Australia and New Zealand	1,477	1,400
6.0	4.2	Other	1,524	854

100.0	100.0	Total	25,440	20,742

(a)	The above analyses include Rio Tinto’s share of the results of equity accounted units including interest.

(b)	The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in ‘Net interest’.

Prima facie tax reconciliation

	2006	2005
	US$m	US$m

Profit before taxation	10,240	7,312
Deduct: share of profit after tax of equity accounted units	(1,378)	(776)

Parent companies’ and subsidiaries’ profit before tax	8,862	6,536

Prima facie tax payable at UK and Australian rate of 30%	2,659	1,961

Impact of items excluded from underlying earnings	201	(102)

Other permanent differences
Additional recognition of deferred tax assets (a)	(335)	—
Utilisation of previously unrecognised deferred tax assets	(140)	(83)
Adjustments to deferred tax liabilities following changes in tax rates (b)	(46)	—
Other tax rates applicable outside the UK and Australia	242	214
Resource depletion and other depreciation allowances	(187)	(164)
Research, development and other investment allowances	(21)	(21)
Other items	—	9

	(487)	(45)

Total taxation charge (c) (d) (e)	2,373	1,814

(a)	The “Additional recognition of deferred tax assets” of US$335 million reflects improved prospects for future earnings from the Group’s US operations.

(b)	The “Adjustments to deferred tax liabilities following changes in tax rates”, totalling US$46 million, result from a reduction in Canadian tax rates.

(c)	This tax reconciliation relates to the parent companies and subsidiaries. The Group’s share of profit of equity accounted units is net of tax charges of US$770 million (2005: US$361 million).

(d)	The tax reconciliations for both years analyse US tax on a regular tax basis. Previously, US taxes were analysed on an AMT basis. The presentation for 2005 has been restated accordingly.

(e)	The total taxation charge includes UK — US$41 million, Australia — US$1,420 million and Other — US$912 million (2005 full year: UK — US$(19) million, Australia — US$1,056 million and Other — US$777 million).
Accounting policies
The financial information included in this report has been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2006 and in accordance with: applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006); and Article 4 of the European Union IAS regulation.
The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2005, except for the following:
- the adoption of IFRIC 4 ‘Determining whether an arrangement contains a lease’.
- a change to the Group’s policy on accounting for exploration and evaluation expenditure. Previously, the Group capitalised exploration expenditure on acquisition of a beneficial interest or option in mineral rights. Full provision was made for impairment unless there was a high degree of confidence in the project’s viability and hence it was considered probable that future economic benefits would flow to the Group. If, as a result of developments in subsequent periods, the expenditure was considered to be recoverable, such provisions were reversed. Under the Group’s revised policy, exploration expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project’s viability and it is considered probable that future economic benefits will flow to the Group.
- a change to the Group’s presentation of variances relating to provisionally priced sales contracts. These are now recorded in revenue, having previously been included in net operating costs.
The effect of the above changes is not material to Group earnings or to shareholders’ funds in the current or prior periods. Therefore, prior period information has not been restated.
Status of financial information
This preliminary announcement does not constitute the Group’s full financial statements for 2006, which will be approved by the Board and reported on by the auditors on 23 February 2007 and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2006 is unaudited.
Financial information for the year to 31 December 2005 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2005 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).

Notes to financial information by business unit (Pages 7 and 8)
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of equity accounted units.

(b)	EBITDA of subsidiaries and the Group’s share of equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.

(d)	Includes Rio Tinto’s 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.

(e)	Includes Rio Tinto’s interests in Anglesey Aluminium (51 per cent) and Rio Tinto Aluminium (100 per cent).

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.

(h)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(i)	Depreciation figures include 100 per cent of subsidiaries’ depreciation and amortisation and include Rio Tinto’s share of the depreciation and amortisation of equity accounted units. Amounts relating to equity accounted units are deducted before arriving at the total depreciation and amortisation charge. Depreciation and amortisation includes US$40 million relating to deferred stripping costs which are included in ‘Other items’ in the Group cash flow statement.

(j)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.

Summary financial data in Australian dollars, Sterling and US dollars

2006	2005	2006	2005		2006	2005
A$m	A$m	£m	£m		US$m	US$m

33,810	27,195	13,818	11,390	Gross sales revenue	25,440	20,742

29,856	24,954	12,203	10,451	Consolidated sales revenue	22,465	19,033

13,609	9,587	5,562	4,015	Profit before taxation	10,240	7,312

10,455	7,208	4,273	3,019	Profit for the year	7,867	5,498

9,885	6,837	4,040	2,864	Net earnings attributable to Rio Tinto shareholders	7,438	5,215

9,752	6,497	3,986	2,721	Underlying earnings (a)	7,338	4,955

741.3c	501.2c	303.0p	209.9p	Basic earnings per ordinary share	557.8c	382.3c
731.3c	476.2c	298.9p	199.4p	Basic Underlying earnings per ordinary share (a)	550.3c	363.2c
				Dividends per share to Rio Tinto shareholders
252.76c	108.85c	106.66p	45.69p	- paid	191.5c	83.5c
82.84c	200.28c	32.63p	85.24p	- proposed (2005 including special dividend)	64.0c	151.5c

4,936	5,848	2,017	2,449	Cash flow before financing activities	3,714	4,460

(3,084)	(1,793)	(1,241)	(760)	Net debt	(2,437)	(1,313)
23,069	20,407	9,283	8,650	Equity attributable to Rio Tinto shareholders	18,232	14,948

(a)	Underlying earnings exclude items totalling US$100 million (2005: US$260 million), which are analysed on page 23.

(b)	The financial data above have been extracted from the financial statements set out on pages 19 to 22. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.
Metal prices and exchange rates

	2006		2005		Change

Metal prices — average for the period

Copper — US cents/lb		306c		166c	84%
Aluminium — US cents/lb		116c		86c	35%
Gold — US$/troy oz	US$	602	US$	444	36%
Molybdenum — US$/lb	US$	25	US$	31	(20%)

Average exchange rates in US$

Sterling		1.84		1.82	1%
Australian dollar		0.75		0.76	(1%)
Canadian dollar		0.88		0.83	7%
South African rand		0.148		0.157	(6%)

Period end exchange rates in US$

Sterling		1.96		1.73	13%
Australian dollar		0.79		0.73	8%
Canadian dollar		0.86		0.86	(0%)
South African rand		0.143		0.158	(9%)

Availability of this report
This report is available on the Rio Tinto website.